SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

LCNB Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

50181P100

(CUSIP Number)

John C. Lame

8805 Tamiami Trail N. #128

Naples, FL 34108

Telephone: (513) 235-6982

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 676,480 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 676,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44% (2)
14	TYPE OF REPORTING PERSON OO

(1)

676,480 shares of common stock owned by the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018, a Florida trust, of which John C. Lame and Susan K. Lame serve as joint trustees and share voting and dispositive power with regard to the shares held by the trust.

(2)

Based upon 12,434,084 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,000 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 55,000 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .44% (2)
14	TYPE OF REPORTING PERSON OO

(1)	John C. Lame is the trustee of the John C. Lame IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)

Based upon 12,434,084 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,520 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 33,520 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,520 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .27% (2)
14	TYPE OF REPORTING PERSON IN

(1)	John C. Lame is the trustee of the John C. Lame Roth Contributory IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)

Based upon 12,434,084 shares outstanding as of September 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2021.

CUSIP No. 50181P100

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, without par value, of LCNB Corp., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office is located at 2 North Broadway, Lebanon, Ohio 45036.

Item 2.	Identity and Background

This Schedule 13D is jointly filed by John C. Lame and Susan K. Lame, Mr. Lame’s spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018 (the “Trust”); the John C. Lame IRA (the “IRA”); and the John C. Lame Roth Contributory IRA (the “Roth IRA,” and collectively, the “Reporting Persons”).

Mr. Lame is a citizen of the United States and his principal occupation is Chief Executive Officer of Untapped, LLC, a limited liability company. The principal business of Untapped, LLC is life guidance and wealth coaching.

Ms. Lame is a citizen of the United States and her principal occupation is special projects manager, Untapped, LLC. The principal business of Untapped, LLC is life guidance and wealth coaching.

The Trust is an irrevocable trust established by John C. Lame and Susan K. Lame for estate planning purposes. The IRA and Roth IRA are retirement accounts established by Mr. Lame.

The address of each Reporting Person for purposes of this filing is: 8805 Tamiami Trail N. #128, Naples, Florida 34108.

By virtue of these relationships and pursuant to the beneficial ownership rules of the Securities and Exchange Commission, the Reporting Persons may be deemed to be members of a group.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Trust purchased shares of the Issuer’s common stock using Trust funds. Commencing August 2, 2021, some of the shares purchased by the Trust were purchased through a margin account with Charles Schwab & Co., Inc. Shares of the Issuer’s common stock held in the Trust margin account are held as collateral for repayment of the margin debt, and accordingly an indeterminate portion of the margin debt at any given point in time is attributable to the Issuer’s common stock held by the Trust. Shares of the Issuer’s common stock held directly by the Trust, IRA and Roth IRA were acquired directly by these reporting persons. Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “LCNB”.

Item 4.	Purpose of the Transaction

This Amendment No. 1 amends the Schedule 13D filed on July 30, 2021, as specifically set forth herein. This Amendment No. 1 is being filed to reflect a change in the percentage of outstanding shares of the Issuer held by the Reporting Persons resulting from the Issuer’s share repurchase activity and the additional 116,600 shares acquired by the Reporting Persons through open-market purchases. Combined, these actions had an aggregate effect of increasing Reporting Persons’ beneficial ownership by 1.02% of the outstanding shares of the Issuer from that previously reported. As of the original filing of the Schedule 13D, the Reporting Persons collectively owned 648,400 shares of the Issuer’s common stock, which represented 5.13% of the outstanding shares of the Issuer. The additional 116,600 shares represented an increase of less than 1% of the Issuer’s outstanding shares owned by the Reporting Persons.

CUSIP No. 50181P100

However, as a result of recent repurchase activity by the Issuer, the aggregate change in the percentage of outstanding shares of the Issuer that the Reporting Persons’ holding represents has increased to 6.15%, causing the need to file this Amendment No. 1. Item 4 is hereby amended and supplemented by adding the following.

John Lame has met with senior management of the Issuer and plans to continue to engage management and members of the Board of Directors in dialogue regarding his request to be appointed to the Issuer’s Board of Directors. Mr. Lame discussed the Issuer’s returns for shareholders over the last decade and the Issuer’s strategy for the creation of shareholder value. Mr. Lame has continued to maintain an open dialogue with senior management of the Issuer. While representatives of the Issuer have indicated consideration of certain suggestions made by Mr. Lame, John Lame plans to monitor closely the extent to which such suggestions are actually implemented.

The Reporting Persons reserve the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them, in each case, in the open market or in privately negotiated transactions, to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (b) is hereby amended as follows:

(a) – (b) According to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2021, there were 12,434,084 shares of the Issuer’s common stock outstanding on September 30, 2021.

The following list sets forth the aggregate number and percentage of outstanding shares of the Issuer’s common stock owned beneficially by each Reporting Person:

Name	No. of Shares		Percent of Class
John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018	676,480	(1)	5.44%
John C. Lame IRA	55,000	(2)	.44%
John C. Lame Roth Contributory IRA	33,520	(2)	.27%

TOTAL	765,000		6.15%

(1)	John C. Lame and Susan K. Lame are joint trustees and have shared investment and voting authority with respect to these shares.
(2)	John C. Lame has sole investment and voting authority with respect to these shares.

(c) There have been no transactions in the Issuer’s stock by the Reporting Persons in the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares.

(e) not applicable

CUSIP No. 50181P100

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among John C. Lame IRA, John C. Lame Roth Contributory IRA and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018.

CUSIP No. 50181P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2021

John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018

By:	/s/ John C. Lame
John C. Lame, Co-Trustee

By:	/s/ Susan K. Lame
Susan K. Lame, Co-Trustee

John C. Lame IRA

By:	/s/ John C. Lame
John C. Lame

John C. Lame Roth Contributory IRA

By:	/s/ John C. Lame
John C. Lame